Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and half year ended 30 September 2022 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

All amounts in Indian Rupees millions

		Quarter ended			Half year ended		Year ended
		30.09.2022	30.06.2022	30.09.2021	30.09.2022	30.09.2021	31.03.2022
Sl. No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenues	63,057	52,154	57,632	115,211	106,826	214,391
2	Cost of revenues	25,810	26,148	26,846	51,958	50,341	100,551
3	Gross profit (1 - 2)	37,247	26,006	30,786	63,253	56,485	113,840
4	Selling, general and administrative expenses	16,560	15,493	15,951	32,053	30,996	62,081
5	Research and development expenses	4,869	4,325	4,463	9,194	8,997	17,482
6	Impairment of non-current assets	25	-	-	25	-	7,562
7	Other income, net	(334)	(6,024)	(1,743)	(6,358)	(2,230)	(2,761)
	Total operating expenses	21,120	13,794	18,671	34,914	37,763	84,364
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	16,127	12,212	12,115	28,339	18,722	29,476
	Finance income	153	2,696	553	2,849	1,398	3,077
	Finance expense	(309)	(347)	(234)	(656)	(427)	(958)
9	Finance income, net	(156)	2,349	319	2,193	971	2,119
10	Share of profit of equity accounted investees, net of tax	140	94	247	234	413	703
11	Profit before tax (8 + 9 + 10)	16,111	14,655	12,681	30,766	20,106	32,298
12	Tax expense/(benefit), net	4,983	2,779	2,761	7,762	4,478	8,730
13	Profit for the period/year (11 -12)	11,128	11,876	9,920	23,004	15,628	23,568
14	Earnings per share:
	Basic earnings per share of Rs.5/- each	67.04	71.56	59.80	138.59	94.24	142.08
	Diluted earnings per share of Rs.5/- each	66.89	71.40	59.65	138.30	94.00	141.69
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

Segment informatation	All amounts in Indian Rupees millions

		Quarter ended			Half year ended		year ended
		30.09.2022	30.06.2022	30.09.2021	30.09.2022	30.09.2021	31.03.2022
Sl. No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	8,110	8,133	9,990	16,243	18,852	36,995
	b) Global Generics	55,946	44,324	47,431	100,270	88,544	179,170
	c) Others	677	740	1,829	1,417	2,370	4,481
	Total	64,733	53,197	59,250	117,930	109,766	220,646
	Less: Inter-segment revenues	1,676	1,043	1,618	2,719	2,940	6,255
	Net revenues	63,057	52,154	57,632	115,211	106,826	214,391

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	233	1,110	2,166	1,343	3,796	6,821
	b) Global Generics	36,567	24,399	26,990	60,966	50,709	103,270
	c) Others	447	497	1,630	944	1,980	3,749
	Total	37,247	26,006	30,786	63,253	56,485	113,840
	Less: Selling and other un-allocable expenditure, net of other income	21,136	11,351	18,105	32,487	36,379	81,542
	Total profit before tax	16,111	14,655	12,681	30,766	20,106	32,298

Global Generics segment includes operations of Biologics business. Inter-segment revenues represents sales from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Notes:

1	The above financial results have been prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

2	During the quarter ended 30 September 2022, an amount of Rs. 1,933 million representing government grants has been accounted for as a reduction from cost of revenues.

3	Revenues for the quarter ended 30 June 2022 includes:

a)	Rs. 902 million from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited;
b)	Rs. 1,399 million from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited. These transactions pertain to Company’s Global Generics segment.

4	On 23 June 2022, the Company entered into a settlement agreement with Indivior Inc., Indivior UK Limited and Aquestive Therapeutics, Inc. Pursuant to the agreement, the Company will receive payments totaling U.S.$ 72 million by 31 March 2024. The said agreement resolves all claims between the parties relating to the Company’s generic buprenorphine and naloxone sublingual film including Indivior’s and Aquestive’s patent infringement allegations and the Company’s antitrust counterclaims. On 28 June 2022 the U.S. Court dismissed all claims and counterclaims pending in the case with prejudice, pursuant to a joint stipulation of dismissal filed by the parties. The Company recognised the present value of the amount receivable at Rs.5,638 million (U.S.$ 71.39 million discounted to present value) on the date of the settlement as ‘Other income, net’ in the consolidated financial results of the Company. The aforesaid transaction pertain to Company’s Global Generics segment.

5	As the revenues and gross profits of the Proprietary Products segment are considerably lower than the quantitative thresholds mentioned in IFRS 8, “Operating Segments”, the Company believes that Proprietary Products segment no longer qualifies to be a reportable segment and consequently, effective 1 April 2022, the Company included the financial information relating to Proprietary Products segment in “Others”. The corresponding information relating to Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

6	Revenues for the year ended 31 March 2022 includes:

a)	Rs. 1,774 million towards the sale of territorial rights relating to two of the Company’s anti-bacterial brands (Ciprolet® and Levolet®) in Russia and CIS region to Alium JSC;
b)	Rs. 390 million towards the sale of two of the Company's Brands (Daffy bar and Combihale) in India to Mankind Pharma Limited;
c)	Rs. 1,084 million towards sale of its U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc.

The aforesaid transactions pertain to Company’s Global Generics and Others segment.

7	During the year ended 31 March 2022, there were significant changes to the market conditions for certain of the products forming part of Company’s Global Generics and Others segment. The changes include, decrease in the market potential of products, increased competition leading to lower volumes, and revenues not being in line with projections. Due to these adverse market developments, the Company recorded an impairment loss of Rs. 7,562 million on various non-current assets. The said impairment loss includes:

a)	Rs. 4,337 million relating to PPC-06 (Tepilamide Fumarate Extended Release Tablets) in-process research and development asset;

b)	Rs. 3,051 million pertaining to Shreveport Cash Generating Unit (“CGU”) comprising of Property, plant and equipment and Goodwill;

c)	Rs. 174 million relating to other intangible assets.

8	Included in “Other income, net” for the quarter ended 30 September 2021, is Rs. 1,064 million representing the profit on sale of intangible asset, E7777 (anti-cancer agent) to Citius Pharmaceuticals, Inc. This transaction pertains to the Company’s Others segment.

9

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 6 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the current and previous fiscal year. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the six months ended 30 September 2022. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

10	Consolidated statements of financial position

All amounts in Indian Rupees millions

	As at	As at
	30.09.2022	31.03.2022
Particulars	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	9,096	14,852
Other investments	18,479	29,513
Trade and other receivables	76,987	66,764
Inventories	49,042	50,884
Derivative financial instruments	608	1,906
Tax assets	3,065	4,035
Other current assets	18,329	13,902
Total current assets	175,606	181,856
Non-current assets
Property, plant and equipment	63,817	62,169
Goodwill	4,328	4,418
Other intangible assets	31,756	27,246
Trade and other receivables	-	54
Investment in equity accounted investees	4,376	4,318
Other investments	1,731	3,668
Deferred tax assets	7,559	8,204
Other non-current assets	1,801	894
Total non-current assets	115,368	110,971
Total assets	290,974	292,827

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	22,778	25,572
Short-term borrowings	10,770	27,082
Long-term borrowings, current portion	4,721	1,017
Provisions	4,690	4,258
Tax liabilities	1,257	1,615
Derivative financial instruments	2,500	479
Bank overdraft	3	-
Other current liabilities	33,312	33,992
Total current liabilities	80,031	94,015
Non-current liabilities
Long-term borrowings	1,795	5,746
Deferred tax liabilities	46	60
Provisions	52	57
Other non-current liabilities	2,825	2,422
Total non-current liabilities	4,718	8,285
Total liabilities	84,749	102,300
Equity
Share capital	832	832
Treasury shares	(1,533)	(1,601)
Share premium	9,436	9,280
Share based payment reserve	1,733	1,628
Capital redemption reserve	173	173
Debenture redemption reserve	304	304
Special economic zone re-investment reserve	327	755
Retained earnings	194,165	175,712
Other components of equity	788	3,444
Total equity	206,225	190,527
Total liabilities and equity	290,974	292,827

11	Consolidated statements of cash flows

All amounts in Indian Rupees millions

	Half year ended
	30.09.2022	30.09.2021
Particulars	(Unaudited)	(Unaudited)
Cash flows from/(used in) operating activities :
Profit for the period	23,004	15,628
Adjustments for:
Tax expense	7,762	4,478
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(78)	(217)
Depreciation and amortization	6,176	5,890
Impairment of non-current assets	25	-
Allowance for credit losses (on trade receivables and other advances)	69	138
(Gain)/loss on sale or de-recognition of non-current assets, net	68	(1,161)
Share of profit of equity accounted investees	(234)	(413)
Foreign exchange (gain)/loss, net	(345)	(398)
Interest expense/(income), net	223	(19)
Equity settled share-based payment expense	263	290
Dividends income	- *	-
Changes in operating assets and liabilities:
Trade and other receivables	(10,150)	(19,031)
Inventories	1,842	(4,288)
Trade and other payables	(2,356)	4,934
Other assets and other liabilities, net	(5,693)	(634)
Cash generated from operations	20,576	5,197
Income tax paid, net	(4,640)	(3,539)
Net cash generated from operating activities	15,936	1,658

Cash flows from/(used in) investing activities :
Expenditures on property, plant and equipment	(5,816)	(6,781)
Proceeds from sale of property, plant and equipment	48	154
Expenditures on other intangible assets	(6,203)	(3,767)
Proceeds from sale of other intangible assets	-	2,946
Purchase of other investments	(47,008)	(30,095)
Proceeds from sale of other investments	59,395	35,494
Interest received	394	411
Net cash used in investing activities	810	(1,638)

Cash flows from/(used in) financing activities :
Proceeds from issuance of equity shares (including treasury shares)	66	281
Repayment of short-term borrowings	(16,862)	(62)
Payment of principal portion of lease liabilities	(499)	(408)
Dividend paid	(4,979)	(4,146)
Interest paid	(872)	(616)
Net cash used in financing activities	(23,146)	(4,951)

Net (decrease)/increase in cash and cash equivalents	(6,400)	(4,931)
Effect of exchange rate changes on cash and cash equivalents	641	91
Cash and cash equivalents at the beginning of the period(1)	14,852	14,820
Cash and cash equivalents at the end of the period(2)	9,093	9,980

*Rounded off to million.

**FVTPL (fair value through profit or loss)

(1)	Adjusted for bank-overdraft of Rs. Nil and Rs. 9 million for the periods ended 30 September 2022 and 30 September 2021, respectively.
(2)	Adjusted for bank-overdraft of Rs. 3 million and Rs. Nil for the periods ended 30 September 2022 and 30 September 2021, respectively.

12	India’s Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

13	The Company considered the uncertainties relating to the COVID-19 pandemic and military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

14	The unaudited results were reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 28 October 2022.

15	The results for the quarter and half year ended 30 September 2022 were subject to a “Limited Review” by the Independent Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 28 October 2022	Co-Chairman & Managing Director